EXHIBIT 99.1

Tongxin International, Ltd.

Tongxin International Announces Unaudited Interim
Financial Results for Six-Month Period Ended
June 30, 2011

CHANGSHA, China, October 20, 2011 – Tongxin International Ltd. (Pink Sheets: TXIC), a China-based manufacturer of engineered vehicle body structures (“EVBS”) and stamped parts for the commercial automotive industry, today announced its unaudited interim financial results for the six-month period ended June 30, 2011.

Net revenue for the six months ended June 30, 2011 was $55.3 million, a 3% increase from net revenue of $53.7 million reported for the prior six-month period ended June 30, 2010.  The revenue growth is primarily related to strong sales of the Tian Riu, the company’s newest cab model for the medium-duty commercial truck market segment, as well as changes in the exchange rate in 2011.  Gross profit increased to $5.7 million from $1.4 million for the six-month period ended June 30, 2010.

The Company reported a net loss of $(2.63) million for the six months ended June 30, 2011, compared to net income of $1.7 million for the prior year period.  Duanxiang Zhang, the Company’s Chairman, commented, “The net loss experienced during the 2011 six-month period was due to legal suits initiated in 2010 against the Company and its previous management. Although management is confident that all issues will be resolved in favor of the Company, we do anticipate further expenses in 2012. However, it is important to note that we are in a strong cash position, and we have filed for reimbursement of covered expenses from our Directors and Officers (D&O) Liability, which should be reflected in future financial results.”

Duanxiang Zhang, Chairman of Tongxin International, stated, “Tongxin continues to demonstrate its leadership position within the commercial vehicle market with the introduction of new EVBS models for all types of trucks. We are pleased with the initial demand for our latest model in the medium duty truck sector and believe we will see continued demand throughout the year as growth in the sector remains strong and our cabs have proven to be of the highest level of quality while remaining most cost efficient.  We look forward to providing a further update on our progress as we introduce new products to a widened customer base and further build upon our already strong market position.”

About Tongxin International Ltd.

Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments. The Company also designs, fabricates and tests dies used in the vehicle body structure manufacturing process. EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders. Tongxin International Ltd. maintains a network of over 130 customers throughout 21 provinces in China. Headquartered in Changsha, the Company also maintains regional manufacturing in Dali, Ziyang and Zhucheng.  For more information, please visit www.txicint.com or www.hntx.com.

Forward-Looking Statements

This press release contains statements regarding the preparation and filing of statements or reports, including financial statements, the Company’s expectations concerning its operating results and financial conditions, as well as other expectations, plans, goals, objectives, assumptions or information about future events, any and all of which may constitute forward-looking statements or information under applicable securities laws. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.

All forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties include those described in Tongxin International Ltd.’s reports to the SEC, and, among others, the cost and timing of implementing restructuring actions, the Company’s ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, certain global and regional economic conditions, the continuing ability of the Company to prepare and timely file statements or reports with the SEC, and the effect of any goodwill impairment analyses that the Company may perform in the future. If one or more of these risks or uncertainties materialize (or the consequences of such a development changes), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected.
The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Contact:
In the U.S.:

Stanley Wunderlich
Consulting For Strategic Growth 1
Tel: 1-800-625-2236 ext. 7770
Email: info@cfsg1.com

TONGXIN INTERNATIONAL, LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE 6 MONTHS ENDED JUNE 30
(US$ amounts expressed in thousands, except for share data and earnings per share)

	2011	2010

Revenues	$55,285	$53,670
Cost of goods sold	49,578	52,291
Gross profit	5,707	1,379
Selling, general and administrative expenses	6,830	6,846
Operating income	(1,123)	(5,468)
Other income (expenses):
Gain on extinguishment of liability
Government subsidy income	88	16
(Loss) gain on warrants	(25)	8,606
Equity earnings from equity investee
Other	269	190
Interest expense	(1,639)	(1,373)
Total other income (expenses)	(1,308)	7,439
Income (loss) before income taxes	(2,431)	1,971
Income taxes expense	202	225
Net (loss) income	$(2,633)	$1,746

Weighted average shares outstanding - basic	14,012,164	13,906,573
Weighted average shares outstanding - diluted	16,482,526	16,694,508

* 2010 currency exchange rate = 6.826
* 2011 currency exchange rate = 6.539